Exhibit 99.1

Acorn International Reports Preliminary Financial Results for the Fourth Quarter and Full Year 2018

SHANGHAI, March 7, 2019 — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), today announced its preliminary unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Preliminary Financial Highlights

•	Net revenues increased 65.7% year-over-year in Q4 2018 to US$8.4 million

•	Gross profit rose 65.8% year-over-year in Q4 2018 to US$5.9 million

•	Gross margin remained stable year-over-year at 69.8% in Q4 2018

•	Income from continuing operations was US$1.7 million in Q4 2018, compared to a loss from continuing operations of US$1.0 million in Q4 2017

•	Net income was US$1.6 million in Q4 2018 as compared to net income of US$7.5 million in Q4 2017

Full Year 2018 Preliminary Financial Highlights

•	Full year net revenues rose 40.2% in 2018 to US$28.4 million

•	Gross profit increased 42.3% in 2018 to US$20.2 million

•	Gross margin increased to 71.1% in 2018 from 70.1% in 2017

•	Income from continuing operations was US$2.9 million in 2018, compared to a loss from continuing operations of US$4.2 million in 2017

•	Net income was US$29.1 million in 2018, as compared to net income of US$12.4 million in 2017

For the first time in recent history, Acorn achieved profitability at the operating level for the full year. Revenue growth of 40.2% combined with strong gross margin and significant operating leverage led to income from continuing operations of US$2.9 million in 2018, up from a loss from continuing operations of US$4.2 million in 2017. Net income attributable to Acorn for 2018 was US$29.1 million, including a one-time gain of US$30.0 million from the sale of non-core assets in May 2018.

Throughout 2018, Acorn leveraged its 20-year history as a leading marketing and branding company in China to focus on new media in China, while simultaneously expanding its e-commerce B2C platforms and promoting its products through digital media in China.

The Company’s Babaka brand of posture correction products continued to perform well, and new product category Acorn Fresh saw monthly net revenue more than double from October to December. The Company recently began promoting its popular line of collectibles, which were historically sold offline, on Acorn Streaming in an effort to further drive online sales.

In the year ahead, Acorn plans to build on its success in 2018 by focusing on growing e-commerce sales via streaming content as it taps into this large and growing market in China, and also seeks to drive further revenue from Acorn Entertainment, which is a social media business that helps western sports and entertainment talent and a diverse range of brands develop a deep and meaningful impact in the Chinese market and Acorn Streaming, which is primarily focused on live streaming and pre-recorded video content creation and distribution.

Preliminary Financial Results for the Fourth Quarter of 2018:

Total net revenues were US$8.4 million in the fourth quarter of 2018, up 65.7% from US$5.1 million in the fourth quarter of 2017, primarily due to an increase in e-commerce sales of Babaka branded products as well as other products.

Cost of sales in the fourth quarter of 2018 was US$2.5 million, up 65.6% from US$1.5 million in the fourth quarter of 2017. The increase was attributable to increased sales volume and net revenues.

Gross profit in the fourth quarter of 2018 was US$5.9 million, up 65.8% from US$3.5 million in the fourth quarter of 2017. Gross margin was 69.8% in the fourth quarter of 2018, unchanged from the fourth quarter of 2017.

Total operating expenses in the fourth quarter of 2018 were US$4.1 million, down 9.3% from US$4.6 million in the fourth quarter of 2017, due primarily to lower general and administrative expenses, which were partially offset by an increase in selling and marketing expenses to support e-commerce sales.

Income from continuing operations was US$1.7 million in the fourth quarter of 2018, as compared to a loss from continuing operations of US$1.0 million in the fourth quarter of 2017.

Income tax expense was US$0.3 million in the fourth quarter of 2018. This compares to an income tax benefit of US$9.6 million in the fourth quarter of 2017, which was due to the recording of a tax asset of US$8.0 million from deductible loss and a US$1.6 million write-down of previously accrued income tax expenses based on the full-year financial performance.

Net income from continuing operations was US$1.4 million in the fourth quarter of 2018. This compares to net income from continuing operations of US$8.7 million in the fourth quarter of 2017, which was primarily due to the previously mentioned income tax benefit realized in 2017.

Net income from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017 (Refer to “Discontinued Operations” discussion below), was US$0.2 million in the fourth quarter of 2018, compared to a net loss from discontinued operations of US$1.2 million in the fourth quarter of 2017.

Net income attributable to Acorn was US$1.6 million in the fourth quarter of 2018. This compares to net income attributable to Acorn of US$7.5 million in the fourth quarter of 2017, which was primarily due to the previously mentioned tax benefit realized in 2017.

During the fourth quarter of 2018, the Company repurchased 14,615 ADSs at an average price of US$20.56 per ADS under its share repurchase program, which was approved by the Board of Directors on December 8th, 2017.

Preliminary Full Year 2018 Financial Results

Total net revenues were US$28.4 million in 2018, up 40.2% from US$20.3 million in 2017, primarily due to an increase in e-commerce sales of Babaka branded products as well as other products.

Cost of sales in 2018 was US$8.2 million, up 35.2% from US$6.1 million in 2017. The increase was attributable to increased sales volume and net revenues.

Gross profit in 2018 was US$20.2 million, up 42.3% from US$14.2 million in 2017. Gross margin was 71.1% in 2018, up from 70.1% in 2017. The slight increase in gross margin was due to a larger proportion of higher margin products in the product mix.

Total operating expenses in 2018 were US$17.4 million, down 5.7% from operating expenses of US$18.4 million in 2017, due primarily to lower general and administrative expenses and an increase in other operating income from loan interest income and net revenue from Acorn Entertainment, which were partially offset by an increase in selling and marketing expenses to support e-commerce.

Income from continuing operations was US$2.9 million in 2018, as compared to a loss from continuing operations of US$4.2 million in 2017.

Other income was US$30.0 million in 2018, primarily due to a gain on the sale of non-core assets, as compared to other income of US$11.6 million in 2017, which was primarily due to dividends received and gains from sales of shares of E-Money Holding Co., Ltd. (formerly known as “Yimeng Software Technology Co., Ltd.”), a publicly traded company in China.

Income tax expense was $3.0 million in 2018. This compares to an income tax benefit of $7.9 million in 2017, which was primarily due to the recording of a one-time tax asset of US$8.0 million from a deductible loss in the fourth quarter of 2017.

Net income from continuing operations was US$30.3 million in 2018, compared to net income from continuing operations of US$15.9 million in 2017.

Net loss from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017 (Refer to “Discontinued Operations” discussion below), was US$1.2 million in 2018, compared to net loss from discontinued operations of US$3.5 million in 2017.

Net income attributable to Acorn was US$29.1 million in 2018 as compared to net income attributable to Acorn of US$12.4 million in 2017.  Net income for 2018 includes the one-time gain of US$30.0 million from the sale of non-core assets while net income for 2017 includes the one-time gain of US$11.8 million due to dividends received and gains from sales of E-Money/Yimeng shares, along with an income tax benefit of US$9.6 million in the fourth quarter of 2017.

As of December 31, 2018, Acorn’s cash and cash equivalents, with restricted cash, totaled US$20.1 million. The cash balance at the end of 2018 reflects the payment of a special cash dividend of approximately US$40 million in June 2018. Cash and equivalents, with restricted cash, totaled US$21.1 million as of December 31, 2017.

On December 10, 2018, we executed an agreement to sell Acorn’s former principal office in Shanghai to a third party for US$6.7 million and received the initial payment of US$5.1 million on December 24, 2018.

In addition to a tax asset of $8.2 million already netted against deferred tax liabilities in the balance sheet as of December 31, 2018, Acorn also has an aggregate net deductible loss of approximately $33.4 million expiring within the next 5 years, which we will strive to utilize for our benefit going forward.

Discontinued Operations

In 2017, Acorn reached an agreement to sell a majority stake in its HJX electronic learning products business (“HJX Business”) to a third-party investor and operator, allowing the Company to focus on existing businesses and brands with higher profit margins, and on achieving profitable growth of new, potentially high margin businesses. Acorn maintains a 37.5% stake in a joint venture established with this third party. As a result of this transaction, the Company is required by applicable accounting rules to treat the historical operations of the wholly owned HJX Business as discontinued operations and the minority stake in the HJX Business as equity in losses of affiliates in the consolidated statements of operations for all periods presented, subject to the consolidation of the HJX Business into the joint venture entity.

Conference Call

The Company will host a conference call at 8:30 a.m. ET on March 7, 2019 to discuss financial results. Dial-in details for the earnings conference call are as follows:

US/Canada:	877-260-1479
International:	+1 334-323-0522

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode 3807702 to join the call. A replay will be available approximately two hours following the conclusion of the conference call through March 14, 2019 and can be accessed by dialing (888) 203-1112, or (719) 457-0820, passcode 3807702. An archived audio file of the call will be available on the Company’s website http://www.acorninternationalgroup.com/news-and-events/webcasts-and-presentations/.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. Previously the leading TV infomercial company in China, Acorn today has three divisions to support its growth: 1) Product Division, 2) Content Division, and 3) Influencer Management Division.

In the Product Division, Acorn sells products primarily through e-commerce channels in China, as well as through offline distribution and outbound marketing. In the Content Division, Acorn monetizes content. Specifically, in the Content Division, Acorn has refocused its direct marketing know-how to digital media in China, launching Acorn Streaming, which is primarily focused on live streaming and pre-recorded video content creation and distribution. In the Influencer Management Division, Acorn brings, through the creation of digital social content, leading U.S. celebrity talent and brands to China, representing their in-country digital presence. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “strives,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements and include statements with respect to the Company’s belief it will continue to maintain positive income from continuing operations for the year 2019, the Company’s ability to maintain healthy margins, manage expenses and generate additional cash flow, the expectation that the Company’s focus on new media in China, along with further expansion on additional e-commerce B2C platforms, will continue to drive e-commerce sales in the future, efforts to implement its proposed business plans, including growing e-commerce sales via streaming content and driving further revenues from Acorn Entertainment and Acorn Streaming. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2017 annual report on Form 20-F filed with SEC on May 15, 2018. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of the Company’s Form 20-F for the fiscal year ended December 31, 2017. The Company’s actual results of operations for the fourth quarter of 2018 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Martin Key	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	12/31/2017	12/31/2018
		(Unaudited)

Cash and cash equivalents	21,019,834	19,981,455
Restricted cash	78,051	76,243
Accounts receivable, net	1,442,750	3,298,289
Inventory	1,516,283	1,696,207
Other prepaid expenses and current assets, net	4,030,812	5,870,543
Current portion of convertible loan	3,587,204	3,714,920
Current assets	31,674,934	34,637,657

Property and equipment, net	4,037,294	1,016,507
Held-for-sale assets	17,022,630	2,881,370
Available-for-sale securities	44,479,922	42,347,696
Loan to related party	3,628,415	10,025,096
Other long-term assets	64,176	243,236
Total assets	100,907,371	91,151,562

Accounts payable	2,100,933	2,086,958
Dividend payable	-	174,658
Accrued expenses and other current liabilities	8,643,756	12,542,673
Income taxes payable	353,635	1,621,003
Deferred revenue	512,009	174,826
Current liabilities	11,610,333	16,600,118

Deferred tax liability, net	1,952,990	1,903,780
Total liabilities	13,563,323	18,503,898

Ordinary shares	918,844	918,844
Additional paid-in capital	161,962,670	122,338,614
Statutory reserve	8,350,142	8,350,142
Retained earnings	-118,876,715	-89,802,366
Beginning balance	-131,262,030	-118,876,715
Net income (loss) attributable to Acorn	12,384,303	29,074,349
Appropriation of statutory reserve fund	1,012	-
Accumulated other comprehensive income	60,968,963	59,128,629
Treasury stock, at cost	-26,335,296	-28,620,325
Total Acorn International, Inc. shareholders' equity	86,988,608	72,313,538

Noncontrolling interests	355,440	334,126
Total equity	87,344,048	72,647,664
Total liabilities and equity	100,907,371	91,151,562

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	3 Months Ended December 31		12 Months Ended December 31
	2017	2018	2017	2018
	(Unaudited)	(Unaudited)		(Unaudited)
Net revenues
Direct sales	4,878,717	6,769,852	18,942,436	23,636,928
Distribution sales	184,940	1,622,897	1,347,851	4,800,328
Total net revenues	5,063,656	8,392,749	20,290,287	28,437,256

Cost of revenues
Direct sales	-1,289,612	-2,036,402	-5,244,490	-6,646,991
Distribution sales	-240,017	-496,164	-827,495	-1,559,922
Total cost of revenues	-1,529,629	-2,532,566	-6,071,985	-8,206,913

Gross profit
Direct sales	3,589,105	4,733,450	13,697,946	16,989,937
Distribution sales	-55,077	1,126,733	520,356	3,240,406
Total gross profit	3,534,027	5,860,183	14,218,302	20,230,343

Operating (expenses) income
Other selling and marketing expenses	-3,296,575	-3,711,055	-10,114,870	-11,913,375
General and administrative expenses	-1,797,534	-961,001	-9,759,145	-7,615,487
Other operating income, net	521,066	525,834	1,473,055	2,182,433
Total operating (expenses) income	-4,573,044	-4,146,222	-18,400,960	-17,346,428
Income (loss) from continuing operations	-1,039,016	1,713,961	-4,182,658	2,883,915

Interest expense	-	-	-	-95
Interest income	144,127	14,102	533,622	399,335
Other income (expenses), net	-4,186	-15,801	11,638,843	30,041,892
Income (loss) from continuing operations before income taxes and equity in losses of affiliates	-899,075	1,712,262	7,989,807	33,325,047

Income tax - current	1,796,158	-275,047	21,873	-3,018,150
Income tax - deferred	7,842,672	-	7,842,672	-
Income (loss) from continuing operations before equity in losses of affiliates	8,739,755	1,437,215	15,854,352	30,306,897

Discontinued operations :
Income (loss) from discontinued operations	-1,235,263	179,539	-3,474,506	-1,236,984
Income (loss) from discontinued operations before equity in losses of affiliates	-1,235,263	179,539	-3,474,506	-1,236,984

Equity in losses of affiliates	-	-	-	-

Net income (loss)	7,504,492	1,616,754	12,379,846	29,069,913

Net income (loss) attributable to non-controlling interests	1,188	882	4,457	4,436
Net income (loss) attributable to Acorn International, Inc.	7,505,680	1,617,636	12,384,303	29,074,349

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